SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Revolution Fund LLC

and

Coulter Ventures, LLC

(Names of Applicant)

545 E. 5th Avenue Columbus, Ohio 43201

(Address of principal office of Applicant)

APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING APPLICANT

FROM CERTAIN PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Kevin M. Mueller, Esq. Revolution Fund LLC 545 E. 5th Avenue Columbus, Ohio 43201	Scot C. Crow, Esq. Jua T. Tawah, Esq. Dickinson Wright PLLC 180 E. Broad Street Suite 3400 Columbus, Ohio 43215

This Application consists of 28 pages, including exhibits.

TABLE OF CONTENTS

I.	SUMMARY OF APPLICATION	1
II.	THE APPLICANTS	1
III.	INVESTMENT FUNDS	2
A. General.		2
B. Eligible Employees, Plan Interest Holders and Qualified Participants.		3
C. Investments.		6
D. Management.		7
E. Terms and Operations of the Investment Funds.		8
F. Reports and Accounting.		13
IV.	APPLICABLE 1940 ACT PROVISIONS	13
V.	DISCUSSION	15
VI.	CONDITIONS	21
VII.	REQUEST FOR RELIEF	22

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: REVOLUTION FUND LLC COULTER VENTURES, LLC 545 E. 5th Avenue Columbus, Ohio 43201	) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT

I.     SUMMARY OF APPLICATION

The Applicants (as defined herein) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder and Rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in this application (the “Application”). The order would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the 1940 Act.

II.     THE APPLICANTS

The “Applicants” consist of Revolution Fund LLC, an Ohio limited liability company (the “Fund”) and any other subsequent pooled investment vehicles, if any, substantially similar in all material respects (other than form of organization, investment objective and strategy, and other differences described herein) that may be offered in the future to Eligible Investors (as defined below) and operated as an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act (each, a “Subsequent Fund”) (the Fund and the Subsequent Funds are sometimes referred to herein collectively as the “Investment Funds”), as well as Coulter Ventures, LLC, d.b.a. Rogue Fitness, a manufacturer and distributor of fitness equipment organized as an Ohio limited liability company (“Coulter”), for itself and for each Coulter Entity (as defined below). The Fund is relying on Rule 6b-1 under the 1940 Act pending the order applied for hereby. Coulter is owned exclusively, directly or indirectly, by William “Bill” Henniger.

The Applicants state that the Investment Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

III.      INVESTMENT FUNDS

A.	General.

Coulter will form one or more Investment Funds as part of an employee benefit program to facilitate the recruitment and retention of high caliber professionals. The Investment Funds will be designed to enable Eligible Investors (as defined below) to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of Coulter or a Coulter Entity without the necessity of having each investor identify such opportunities. In addition, the pooling of resources should allow the Eligible Investors access to investments which usually would not be offered to them as individual investors and the minimum investment level of which might otherwise be beyond their desired investment amounts.

The purpose of the Fund (and any Subsequent Funds) is to provide a benefit for Eligible Employees and Plan Interest Holders (in each case, as defined below) by providing the opportunity to participate in certain investment opportunities that would in all likelihood be unavailable to such investors acting individually. Plan Interest Holders will receive Interests at no cost and will neither make, nor be permitted to make, any financial contribution in order to acquire Interests. Instead, Plan Interest Holders will be awarded Interests in an Investment Fund on a noncontributory basis pursuant to the “no-sale” doctrine under the 1933 Act as part of an employee benefit plan designed to reward and retain these employees and consultants of Coulter. Meanwhile, as permitted by Coulter, as the managing member of an Investment Fund, Eligible Employees and Qualified Participants may voluntarily acquire Interests in an Investment Fund by making capital contributions to such Investment Fund that will immediately vest in the portion of the Interest in such Investment Fund attributable to such purchase or capital contribution.

The Fund is an Ohio limited liability company that has been formed pursuant to a limited liability company agreement (the “Fund Agreement”) as described herein. The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited liability company, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited partnership, trust, corporation or other form of business entity. An Investment Fund may include a single such vehicle designed to issue interests in series (“Series”) or having similar features to enable a single Investment Fund to function as if it were several successive Investment Funds for ease of administration. The organizational documents for any Subsequent Funds (together with the Fund Agreement, the “Investment Fund Agreements”) will be substantially similar in all material respects to the Fund Agreement, other than the provisions relating to investment objectives or strategies of a Subsequent Fund and for any operational differences related to the form of organization of a Subsequent Fund, including the administrative features referred to above and differences arising from the fact that the categories of Eligible Investors (as defined below) to whom Subsequent Funds may be offered may be different from the categories of Eligible Investors to whom the Fund will be offered.

Each Investment Fund has, or will have, Coulter or a Coulter Entity serving as a general partner, managing member or other such similar entity that manages operates and controls such Investment Fund (a “Managing Member”). Therefore, Coulter will control each Investment Fund within the meaning of Section 2(a)(9) of the 1940 Act. The Managing Member will control the Fund, and any Subsequent Funds, by appointing a board of not less than three individuals (collectively, the “Board” and individually, a “Manager”) that will manage and administer the Investment Funds.

An Investment Fund will offer interests therein (“Interests”) (other than short-term paper) solely to: (i) Coulter, (ii) any entity controlling, controlled by, or under common control with Coulter (each a “Coulter Entity”) or (iii) persons who are Eligible Investors, which includes Eligible Employees, Plan Interest Holders and Qualified Participants, each as defined below.

All potential investors in an Investment Fund will be informed that, among other things, (i) Interests awarded to Plan Interests Holders will not be registered under the Securities Act of 1933, as amended (the “1933 Act”) in reliance on the “no-sale” doctrine under the 1933 Act; (ii) Interests will be sold only to Eligible Employees and Qualified Participants in transactions exempt under Section 4(a)(2) of the 1933 Act or Regulation D or Rule 701 or Regulation S promulgated under the 1933 Act, and thus offered without registration under, and without the protections afforded by, the 1933 Act; and (iii) the Investment Funds will be exempt from most provisions of the 1940 Act and from the investor protections afforded thereby.

The Applicants believe that, in view of the facts described below and the conditions contained in this Application, in view of the noncontributory basis of awards of Interests to Plan Interest Holders, and in view of the access to information, investment sophistication and financial capacity of the Eligible Employees and Qualified Participants, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.

B.	Eligible Employees, Plan Interest Holders and Qualified Participants.

With the exception of Interests awarded to Plan Interest Holders, Interests in an Investment Fund will be offered in a transaction exempt under Section 4(a)(2) of the 1933 Act or Regulation D or Rule 701 or Regulation S promulgated under the 1933 Act, and will be sold only to (i) Eligible Employees, (ii) at the request of Eligible Employees and the discretion of the Board (as defined below), to Qualified Participants of such Eligible Employees, or (iii) to Coulter or a Coulter Entity. Eligible Employees, Plan Interest Holders, Qualified Participants, Coulter and any Coulter Entity are collectively referred to herein as “Eligible Investors.”

To qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer or director or current Consultant (as defined below) of Coulter and (ii) except for certain individuals who meet the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if the Investment Funds were “Covered Companies” within the meaning of the rule and a limited number of other employees of Coulter (collectively, “Non-Accredited Investors”),1 meet the standards of an “accredited investor” under Rule 501(a)(5) or (a)(6) of Regulation D, or (b) an entity must (i) be a current Consultant of Coulter and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. No Investment Fund will sell its Interests to more than thirty-five (35) Non-Accredited Investors under Regulation D.

1 Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act.

At the request of an Eligible Employee or Plan Interest Holder and the discretion of Coulter or the Board, Interests may be assigned by such Eligible Employee or Plan Interest Holder, or sold directly by the Investment Fund, to a Qualified Participant of an Eligible Employee or Plan Interest Holder. In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), of an Eligible Employee or Plan Interest Holder and (ii) if purchasing an Interest from an Investment Fund, except as discussed below, come within the standards of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a spouse or spousal equivalent, parent, child, spouse or spousal equivalent of child, sister, brother or grandchild of an Eligible Employee or Plan Interest Holder, including step and adoptive relationships.2 An “Eligible Investment Vehicle” is a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee or Plan Interest Holder; a partnership, corporation or other entity controlled by an Eligible Employee or Plan Interest Holder; or a trust or other entity established solely for the benefit of an Eligible Employee or Plan Interest Holder and/or one or more Eligible Family Members of an Eligible Employee or Plan Interest Holder.3 An Eligible Employee or Eligible Family Member may purchase Interests through an Eligible Investment Vehicle only if either (i) the investment vehicle is an “accredited investor” as defined in Rule 501(a) of Regulation D, or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker with respect to the investment vehicle. If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle. Eligible Investment Vehicles that are not accredited investors will be counted in accordance with Regulation D toward the thirty-five (35) Non-Accredited Investors limit discussed above.

Certain employees or consultants of Coulter who do not qualify as Eligible Employees will receive Interests as part of an employee benefit plan without payment in order to reward and retain these employees (referred to in this Application as the “Plan”, and each such eligible employee or consultant, a “Plan Interest Holder”). Participation in an Investment Fund by a Plan Interest Holder will not require capital contributions to the Investment Fund. The Investment Funds will not register Interests awarded to Plan Interest Holders under the 1933 Act in reliance on the “no-sale” doctrine under the 1933 Act; hence, no relief from the provisions of the 1933 Act is requested by the Applicants with respect to the award of Interests to Plan Interest Holders. Because Plan Interest Holders will not be investing their own funds and will not have discretion over whether or not they receive Interests, they will not be required to meet the sophistication and salary requirements to which Eligible Employees are subject.  Requiring Eligible Employees to meet certain minimum sophistication and salary requirements appears to be primarily intended to ensure that these investors have sufficient sophistication about financial matters to be able to make a decision to invest in an Investment Fund, and a sufficient level of income to be able to bear the risk of making such an investment. The Applicants submit that these concerns are not raised with respect to Plan Interest Holders because, unlike Eligible Employee and Qualified Participants, Plan Interest Holders will not be making an investment decision with respect to their receipt of an Interest, and will not be putting their own money at risk.

2 As used herein, the term “spousal equivalent” shall have the meaning set forth in Rule 202(a)(11)(G)-1(d)(9) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

3 The inclusion of partnerships, corporations or other entities controlled by an Eligible Employee in the definition of “Eligible Investment Vehicle” is intended to enable Eligible Employees to invest in Funds through personal investment vehicles for the purpose of personal and family investment and estate planning objectives. Eligible Employees or Eligible Family Members that are Accredited Investors will exercise investment discretion or control over these investment vehicles, thereby creating a close nexus between Coulter and these investment vehicles.

As used herein, the term “Consultant” means a person or entity whom Coulter has engaged to provide services and professional expertise on an ongoing basis as a regular consultant or business or legal advisor to, or promoter or endorser of, Coulter. At the discretion of Coulter as the Managing Member, or a Board appointed by Coulter, of an Investment Fund, Consultants may be offered the opportunity to participate in an Investment Fund, either directly or through an Eligible Investment Vehicle of such Consultant. Coulter believes that Consultants share a community of interest with Coulter and Coulter’s employees. In order to participate in the Investment Funds, Consultants must be currently engaged by Coulter and, if purchasing the Interest, will be required to be sophisticated investors who qualify as “accredited investors” under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a consulting firm or law firm), and the Consultant proposes to invest in the Investment Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to Coulter and will be required to qualify as “accredited investors” under Rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of Coulter, and who have an interest in maintaining an ongoing relationship with Coulter. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the Board, the directors and officers of the Managing Member and its affiliates and/or the officers of Coulter responsible for making investments for the Investment Funds similar to the access afforded other Eligible Employees who are employees, officers or directors of Coulter. Accordingly, there is a close nexus between Coulter and such entities.

Prior to offering Interests to an Eligible Employee or an Eligible Family Member, the Managing Member or the Board must reasonably believe that such Eligible Employee or Eligible Family Member is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards. The Managing Member may impose more restrictive suitability standards in its sole discretion. The beneficial owners of a Eligible Investment Vehicle will generally be persons eligible to hold interests in employees’ securities companies as defined in Section 2(a)(13) of the 1940 Act.

Given the nexus between the Eligible Investors and Coulter and the mechanisms that will be in place to ensure that only those persons with a close affiliation with Coulter become and remain investors in an Investment Fund, the Applicants believe that the limitations on the classes of persons who may subscribe for, acquire or hold Interests in an Investment Fund enables such Investment Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act. Notwithstanding the foregoing or anything contrary in this Application, the Managing Member of an Investment Fund or a Coulter Entity will have the absolute right to purchase any Interests according to the minimum payment provisions set forth below if the Managing Member determines in good faith that any investor’s continued ownership of such Interests jeopardizes such Investment Fund’s status as an “employees’ securities company” under the 1940 Act and as contemplated by this Application.

The Applicants submit that a substantial community of interest exists among Coulter, the Coulter Entities and the current and future members of the Investment Funds, given the purpose of the Investment Funds and the nature of the Eligible Investors who will actually participate in such funds. The Fund is organized to provide a benefit for Eligible Employees and Plan Interest Holders by providing the opportunity to participate in certain investment opportunities that would in all likelihood be unavailable to such investors acting individually. The Applicants submit that a substantial community of interest will likewise exist among Coulter, the Coulter Entities and the members of any Subsequent Funds. Coulter will “control” (as defined in Section 2(a)(9) of the 1940 Act) the Fund and any Subsequent Funds organized after the date hereof, determined without regard for the level of ownership by Coulter in the Fund or any Subsequent Fund.

C.	Investments.

The Fund has been established to enable Eligible Investors to participate in certain investment opportunities that come to the attention of Coulter. These opportunities may include investments in operating businesses or real estate, separate accounts with registered or unregistered investment advisers, investments in pooled investment vehicles such as registered investment companies and investment companies exempt from registration under the 1940 Act, commodity pools, co-investments in operating entities and other investments (each particular investment being referred to herein as an “Investment”). The Investment Funds will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company. Participation as investors in an Investment Fund will allow the Eligible Investors who are members of the Investment Fund to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means.

The Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern the eligibility of an Investment Fund to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

D.	Management.

Each Investment Fund has, or will have, Coulter or a Coulter Entity serving as a general partner, management member or other such similar entity that manages operates and controls such Investment Fund (referred to herein as a “Managing Member”). Coulter will control each Investment Fund within the meaning of Section 2(a)(9) of the 1940 Act. Coulter serves as the Managing Member of the Fund. The Fund is, and any Subsequent Funds will be, managed and administered by a board of not less than three individuals (referred to herein as the “Board”) each appointed by Coulter in its capacity as the Managing Member. The Board members of an Investment Fund may, but will not be required to, be members of such Investment Fund. All investment decisions on behalf of an Investment Fund (including with respect to any Series thereof) will be made by the Board. Accordingly, no member of an Investment Fund or Series will decide or have the right to decide individually whether to participate, or the extent of his or her participation, in the Investments of such Investment Fund or Series (i.e., members of an Investment Fund or Series will not determine whether their capital or participation interest will form part of the capital invested in any particular Investment by an Investment Fund or Series). In the event an Investment is approved by the Board for an Investment Fund or Series, the Investment will be allocated among the capital accounts of all members of such Investment Fund or Series on a pro rata basis determined with reference to each member’s membership interest percentage with respect to such Investment Fund or Series. The terms of an Investment Fund or Series will be disclosed to each Eligible Investor at the time the investor is invited to participate in that Investment Fund or Series.

An Investment Fund may have an administrator (the “Administrator”). The Administrator may be an employee of Coulter or the Board may determine to engage a third party to act as Administrator for an Investment Fund. The Administrator will in no event be a member or otherwise hold any other security of an Investment Fund or Series unless qualified as an Eligible Investor. The Administrator will not recommend Investments or exercise investment discretion. The only functions of the Administrator will be ministerial.

If a professional money manager is hired to manage the assets of an Investment Fund or Series, the expenses of such manager will be paid from cash balances in the Investment Fund or Series.

Coulter may establish Subsequent Funds or Series in the future. However, the formation of such Subsequent Funds or Series should not result in competition among Investment Funds or Series because a Subsequent Fund or Series will not be established until all previously organized Investment Funds (or each existing Series of an Investment Fund) have substantially fully committed their available funds to Investments or unless the Subsequent Fund or Series has a different investment objective. As used herein, the terms “Members” and “Board” include members and any Board of Subsequent Funds. Other than the investment objectives, strategies, form of organization, investment periods and/or groups of Eligible Investors invited to participate, Subsequent Funds will be substantially similar in form and operation to the Fund.

In connection with any Investment Fund, the Applicants further confirm as follows:

(a)       Coulter, the Coulter Entities, the Board and any other person acting for or on behalf of the Investment Funds shall act in the best interest of the Investment Funds and their Members.

(b)       Notwithstanding any language in the organizational documents for or other contractual arrangement regarding an Investment Fund that modifies or purports to modify a grant of discretion (including, but not limited to, the use of the words “at its sole discretion” or “at its absolute discretion”), whenever Coulter, the Coulter Entities, the Board or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, such person shall exercise such discretion in accordance with good faith and any fiduciary duties owed to the Investment Funds and the Members.

(c)       The organizational documents for and any other contractual arrangement regarding an Investment Fund will not contain any provision that protects or purports to protect Coulter, the Coulter Entities, the Board or their delegates against any liability to the Investment Fund or the Members in a manner not permitted by law.

The Applicants represent and concede that the each member of the Board is and will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Investment Funds within the meaning of Section 9 of the 1940 Act and an “officer, director, member of any advisory board, investment adviser, or depositor” within the meaning of Section 36 of the 1940 Act and is and will be subject to those sections.

E.	Terms and Operations of the Investment Funds.

Voting Securities. The Fund will have three authorized classes of units: Class A Units, Class B Units and Common Units. Class A Units will be voting interests, whereas Class B Units and Common Units will be non-voting interests. The Class A Units will be held exclusively by Coulter. The Class B Units will be offered and sold exclusively to Eligible Employees and Qualified Participants. The Common Units will be awarded to Plan Interests Holders under the Plan and will not be offered for sale.

Capital Contributions. Capital contributions to an Investment Fund (“Capital Contributions”) will be made by some but not all of its Members. Only Members of the Fund acquiring Class A Units or Class B Units will make one or more Capital Contributions to the Fund with respect to such Class A Units and Class B Units. Members of the Fund acquiring Common Units will not make any Capital Contributions to the Fund. The Fund Agreement provides that upon its execution, Coulter must make a capital contribution to the Fund and no other Member shall be required to make any additional capital contributions. As permitted by the Board, Eligible Employees and Qualified Participants may voluntarily acquire Interests in an Investment Fund by making Capital Contributions to such Investment Fund that will immediately vest in the portion of the Interest in such Investment Fund attributable to such purchase or Capital Contribution. In contrast, Plan Interest Holders will receive Interests on a noncontributory basis as part of an employee benefit plan in order to reward and retain these employees and consultants of Coulter. Plan Interest Holders will not need to make any Capital Contributions to an Investment Fund in order to participate in such Investment Fund.

The equity interests of the each Investment Fund may be divided into Series. Each Investment Fund or Series will relate to a specific Investment or portfolio of Investments chosen by the Board. Only those Members participating in an Investment Fund or Series will have an interest in the Investments made by that Investment Fund or Series. Members of other Investment Funds or Series will have no responsibility for the costs, expenses, obligations, liabilities or commitments of an Investment Fund or Series, except that, in the case of an Investment Fund that is divided into Series, to the extent that the assets of a Series are insufficient to satisfy costs, expenses, obligations, liabilities or commitments that are not specific to any particular Series, such costs, expenses, obligations, liabilities or other commitments will be funded by all of the Members of that Series’ Investment Fund in proportion to their membership interest in such Investment Fund. The Board will have the discretion to allocate expenses on another basis if it determines that such other basis is clearly more equitable.

Distributions. The Board will have discretion as to the timing of distributions (cash and other proceeds from an Investment Fund’s Investments) to Members. Such distribution policy is expected to be to periodically distribute payments received with respect to Investments, including proceeds from the disposition of Investments, except to the extent retained to meet commitments with respect to other Investments or to pay or reserve for expenses and liabilities.

Interests awarded to Plan Interest Holders will be profits interests intended to be safe harbor profits interest grants.4 Prior to receiving any distributions, such Interests will be subject to a distribution threshold (a “Distribution Threshold”) in an amount determined by the Board upon the grant of such Interests. The Applicants anticipate that a Distribution Threshold will be set at an amount equal to the sum of the outstanding capital contributions held by the Investment Fund at the time of the grant of the Interests in such fund to the Plan Interest Holder.

Redemption; Withdrawal. Members will not be entitled to redeem their respective Interests in an Investment Fund or Series. A Member will be permitted to transfer his or her interest only with the express consent of the Board, which may be given or withheld in the Board’s sole and absolute discretion, and then only to an Eligible Investor. A Member will not be permitted to withdraw from an Investment Fund or Series except with the consent of the Board (which may be withheld in its discretion). The Interests of a Member who is no longer eligible to own interests in an employees’ securities company as defined in section 2(a)(13) of the 1940 Act will be repurchased, subject to the minimum payment provisions described below.

The Board does not currently intend to require any Member to withdraw. The following circumstances, among others, could warrant the withdrawal of a Member or sale of a Member’s Interests to another Eligible Investor: If a Member who is an Eligible Employee ceases their employment with or other engagement as a service provider to Coulter or any Coulter Entity; a Qualified Participant’s related Eligible Employee ceases their employment with or other engagement as a service provider to Coulter or any Coulter Entity; a Member defaults on his or her obligations to the Investment Fund; adverse tax consequences were to inure to the Investment Fund or a Member were that Member to remain a Member; or a situation in which the continued membership of the Member would violate applicable law or regulations. Upon withdrawal or sale of a Member’s Interest, the Investment Fund or purchaser will at a minimum pay to the Member the fair market value of the Interest as determined at the time of such withdrawal or sale in good faith by the Board, which in the case of Plan Interest Holders, will be minus the amount of the applicable Distribution Threshold. If a Member that is an Eligible Employee ceases, as the case may be, to be an employee, officer, director, consultant, advisor or endorser of Coulter, such Member and related Eligible Investors will continue to be Members of an Investment Fund although with the consent of the Board, which may be given or withheld in its sole and absolute discretion, such Member and related Eligible Investors may be permitted to assign all or a portion of such Member’s Interest to other Eligible Investors.

4 In accordance with Internal Revenue Procedures 93-27 and 2001-43.

In the event of the death of a Member, such Member’s estate will succeed to the economic attributes of the deceased Member’s Interest in an Investment Fund but will not be admitted as a substitute Member unless the Board specifically consents to such admission (which consent may be withheld in the sole and absolute discretion of the Board).

Valuation. The value of the Members’ Capital Accounts (as defined below) will be determined at such times as the Board deems appropriate or necessary; however, such a determination will occur at least annually at the Investment Fund’s fiscal year-end. The Board will only cause the assets held by an Investment Fund to be valued by a third party when such valuation is necessary or appropriate for the administration of an Investment Fund; valuation of a Member’s interest at other times will be the responsibility of the individual Member. The Investment Funds will maintain records of all financial statements received from the issuers of the Investments and will make such records available for inspection by the Members in accordance with the Investment Fund Agreement. Each Eligible Employee and Qualified Participant will be an experienced professional and a sophisticated investor capable of assessing the value of his or her investment in an Investment Fund.

Investments by certain Subsequent Funds (e.g., Investments by a Subsequent Fund formed to invest in hedge funds) may permit redemption or withdrawal by the Subsequent Fund of its investment at periodic intervals. In such case, it is expected that a Member of a Subsequent Fund will be permitted to withdraw, and the Board in its discretion may require a Member to withdraw, all or a portion of his, her or its capital account balance in such Subsequent Fund at specified intervals and subject to specified prior notice and minimum withdrawal and remaining balance requirements. The withdrawal provisions, if any, applicable to a Subsequent Fund will be set forth in the organizational documents of such Subsequent Fund, and each member of such Subsequent Fund will receive a copy thereof prior to his or her investment in such Subsequent Fund.

The Board will value the assets held by an Investment Fund at the current market price (closing price) in the case of marketable securities. All other securities will be valued by the Board in good faith at fair value. The foregoing valuation method will apply in each instance in which a value is assigned to Interests in an Investment Fund.

Fees and Expenses. Each Investment Fund and each Series will generally bear its own expenses. Coulter may be reimbursed by an Investment Fund or Series for reasonable and necessary out of pocket costs directly associated with the organization and operation of the Investment Fund or Series, including administrative expenses, and an allocable portion of the cost of overhead expenses associated with administrative services provided to the Investment Fund or Series by Coulter. Coulter may allocate to an Investment Fund or Series any out of pocket expenses specifically attributable to the organization and operation of that Investment Fund or Series. Such reimbursements may include legal fees, filing fees, registration fees, tax preparation fees, auditing fees, mailing costs, telephone charges and other similar costs. There will be no allocation of any of Coulter’s operating expenses to the Investment Funds other than those specifically related to the provision of administrative services by Coulter to the Investment Funds and disclosed to Eligible Investors.5

5 Coulter will allocate the cost of providing administrative services to the Investment Funds because some employees of Coulter will not participate in an Investment Fund (i.e., will not be Members).

No management fee or other compensation will be paid by an Investment Fund or the Members to the Board or any member of the Board for their services in such capacity. In addition, no fee of any kind will be charged in connection with the sale of interests in an Investment Fund.

Borrowing. The Investment Fund Agreement will provide that Coulter, as the initial Member of an Investment Fund or Series, must make capital contributions from time to time to fund Investments approved by the Board for such Investment Fund or Series, to pay for expenses associated with such Investment Fund or Series, to create a working capital reserve for Investments or expenses and to repay temporary borrowings. The Investment Fund Agreement will further provide that no other Member shall be required to make any additional capital contributions to an Investment Fund or Series. To provide flexibility in connection with an Investment Fund’s obligation to contribute capital to fund an Investment of an Investment Fund or Series and to meet the expenses with respect to that Investment Fund or Series, the Investment Fund Agreements may provide that the Investment Fund or Series may engage in borrowings in connection with such funding of Investments. Any borrowings by an Investment Fund or Series with respect to the funding of Investments (excluding, for the avoidance of doubt, indebtedness incurred specifically on behalf of a Member where the Member has agreed to guarantee the loan or to act as co-obligor on the loan) will be non-recourse to the Members but may be secured by a pledge of the Members’ respective capital accounts. An Investment Fund or Series will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of an Investment Fund (other than short-term paper). If Coulter makes a loan to an Investment Fund or Series, Coulter (as lender) will be entitled to receive interest, provided that the rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. An Investment Fund or Series will not lend any funds to Coulter. If Coulter extends a loan to an Eligible Investor in respect of any Investment Fund or Series, the loan will be made at an interest rate no less favorable than that which could be obtained on an arm’s length basis. Loans will not be extended or arranged if otherwise prohibited by law, including the Sarbanes-Oxley Act of 2002.

Additional Terms of Investment Funds. Each Investment Fund will operate as a non-diversified, closed-end, management investment company within the meaning of the 1940 Act. To date, neither Coulter nor any member of the Board has registered as an investment adviser under the Advisers Act. Any such person or any person serving as an investment adviser to Investment Funds will register under the Advisers Act if required to do so.

Certain Investments acquired by an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs and recapitalizations, growth capital or venture capital investments, private placements, financially distressed or bankrupt entities, real estate and other similar situations and may include derivative instruments for hedging purposes. In addition, certain Investments may involve quantitative or alternative investment strategies such as risk arbitrage, including, for example, convertible securities arbitrage. Certain Investments may involve investments in equity interests in one or more of the following: foreign currency securities, securities representing oil and gas and other mineral interests, precious metals securities, the securities of foreign issuers and real estate securities.

Certain Investment opportunities may permit an Investment Fund to co-invest with a partnership or other entity in which the same Investment Fund or a different Investment Fund has invested (a “Co-investor Partnership”). The interests of Members participating in such a co-investment opportunity may not be held in proportion to the interests of the Members participating in the investment in such Co-investor Partnership. If an Investment Fund co-invests with a Co-investor Partnership, the Investment Fund will generally be required to make such co-investment on terms no more favorable to it than those applicable to the investment by the Co-investor Partnership. It is anticipated that the economic terms applicable to any such co-investment will generally be substantially the same as those applicable to the corresponding investment by the Co-investor Partnership. However, it is possible that the Co-investor Partnership may invest in a different class of securities or that the Co-investor Partnership’s investment may have more favorable non-economic terms (e.g., the right to representation on the board of directors of the portfolio company) in light of differences in legal structure or regulatory, tax or other considerations. Similarly, it is expected that an Investment Fund making a co-investment generally will be given the opportunity to sell or otherwise dispose of such investment prior to or concurrently with, and on the same terms as, sales or other dispositions of the corresponding investment by the Co-investor Partnership as more fully provided below in condition 4.

The formation of an Investment Fund or Series is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest with less risk due to diversification and to achieve returns on their investment that may be greater proportionately than returns they can obtain on individual investments. An Investment Fund or Series may invest in Investment opportunities offered to, or that come to the attention of, Coulter or any Coulter Entity, including opportunities in which Coulter or any Coulter Entity or their senior officers or directors (including Members of the Investment Funds) may invest for their own respective accounts, subject to conditions 1 through 4 below.

Certain Investments will be long-term private Investments in partnerships or limited liability companies, which restrict the transfer of securities but may permit redemptions. Thus, the capital will be withdrawn from the partnership or limited liability company if a decision to terminate the Investment is made and such equivalent withdrawal is permitted. If any transfer is permitted, the securities may be sold in arms-length transactions if they are not redeemable. Any securities of publicly traded companies in which the Investment Fund invests, if disposed of, will be sold at the current market value or may be distributed in kind, if in accordance with all applicable state and federal securities laws.

An Investment Fund is intended to provide substantial appreciation opportunities to its Members. Upon execution of the applicable Investment Fund Agreement, an Eligible Investor will become a Member of an Investment Fund. The net income, net gain and net loss of an Investment Fund will be determined in accordance with its Investment Fund Agreement. Each Member of an Investment Fund will have a separate capital account (a “Capital Account”) with respect to which such Member has either made a Capital Contribution or been granted Interests pursuant to the Plan.

The Board is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued Interest, a transferred Interest or a repurchased Interest in the Investment Fund. The Board may determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that, the Capital Account balances of the Members shall not be reduced below zero.

F.	Reports and Accounting.

Within 120 days after the end of each Investment Fund’s fiscal year, or as soon as practicable thereafter, each Investment Fund will send its Members an annual report regarding its operations. The annual report of an Investment Fund will contain financial statements audited by an independent accounting firm. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund, and will make such file available for inspection by its Members in accordance with its Investment Fund Agreement.

An Investment Fund, as soon as practicable after the end of each tax year of such Investment Fund, will transmit a report to each Member setting out information with respect to that Member’s distributive share of income, gains, losses, credits and other items for federal income tax purposes resulting from the operation of the Investment Fund during that year.

The Fund will: (i) adopt written procedures needed to ensure compliance with the terms and conditions of this application including the procedures required by condition 3 below and Rule 38a-1, as modified by this application (“Modified Rule 38a-1”), (ii) appoint a chief compliance officer, and (iii) otherwise be in compliance with Modified Rule 38a-1 and with the terms and conditions of the application.

IV.        APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in relevant part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.

Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is a registered investment company.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons. Section 17 also sets forth standards for custody arrangements for an investment company’s securities and requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a required code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits, in the absence of an exemption granted by the Commission, certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are: (i) any affiliated person of the investment company and (ii) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an order granted by the Commission, preclude any affiliated person of a registered investment company, or any affiliated persons of such an affiliated person, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the registered investment company is a participant.

Section 17(f) of the 1940 Act requires each registered investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-1 promulgated under Section 17(f) specifies the requirements that must be satisfied for a registered investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. Rule 17f-2 promulgated under Section 17(f) allows a registered investment company to act as self-custodian, subject to certain requirements.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder.

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that each registered investment company adopt a written code of ethics and monitor all transactions of each access person of such investment company.

Section 30 of the 1940 Act, as augmented by related Commission rules, sets forth the periodic financial reporting requirements for: an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations.

Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

V.      DISCUSSION

The Applicants intend to organize and operate each Investment Fund as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Investment Funds and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-l under the 1940 Act, the Applicants request a limited exemption as set forth in this application.

Section 17(a)

Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit an Investment Fund to invest in or participate as a selling security-holder in a principal transaction with one or more affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of an Investment Fund (“First-Tier Affiliates”) and affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of such First-Tier Affiliates (“Second-Tier Affiliates,” and together with First-Tier Affiliates, “Affiliates”). The transactions to which any Investment Fund is a party will be effected only after a determination by the Board that the requirements of Conditions 1, 2 and 3 in “Conditions” below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Members will be fully informed of the possible extent of the dealings by such Investment Fund with Coulter, any Coulter Entity or any affiliated person thereof; and the Members offered and sold Interests will be able to evaluate the risks associated with those dealings. The community of interest among the Board, the Members, Coulter and the Coulter Entities will serve to reduce the risk of abuse in transactions involving an Investment Fund and Coulter, any Coulter Entity or any affiliated person thereof.

Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d) and Rule 17d-1

Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participant with such Investment Fund. Applicants assert that strict compliance with Section 17(d) and Rule 17d-1 would, in many instances, force an Investment Fund to refrain from making an attractive Investment simply because an Affiliate has made or is contemplating making the same Investment.

Joint transactions in which an Investment Fund could participate might include the following: (1) a joint investment by one or more Investment Funds in a security in which Coulter or a Coulter Entity, or another Investment Fund, is a joint participant or plans to become a participant; (2) a joint investment by one or more Investment Funds in another Investment Fund; and (3) a joint investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangement with, such issuer, sponsor or offeror. To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d), such transactions are also incorporated hereunder and an exemption from Section 17(d) is also requested.

Applicants submit that the relief sought from Section 17(d) and Rule 17d-1 is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of another party. Applicants note that, in light of the purpose of Coulter and the Coulter Entities of establishing the Investment Funds so as to reward Eligible Investors and to attract highly qualified personnel to Coulter and the Coulter Entities, the possibility is minimal that an affiliated party investor will enter into a transaction with an Investment Fund with the intent of disadvantaging such Investment Fund. Applicants believe that the possibility that an Investment Fund may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with conditions 1 through 4 below.

Applicants suggest that strict compliance with Section 17(d) and Rule 17d-1 would cause an Investment Fund to forego investment opportunities simply because a Member, Coulter, a Coulter Entity or other affiliated persons of the Investment Fund, Coulter or the Coulter Entities also had, or contemplated making, a similar investment.

In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which the Investment Fund may be unable to take advantage except as a co-participant with other persons, including affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The Investment Funds may be given the opportunity to co-invest with entities to which Coulter or a Coulter Entity provides, or has provided, services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund, Coulter, any Coulter Entity or affiliated persons of such affiliated persons.

Applicants believe that such entities should not be treated as “Co-Investors” for purposes of condition 4. When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to Coulter and the Coulter Entities that the interests of their clients take priority over the interests of the Investment Funds and that the activities of their clients not be burdened by activities of the Investment Funds. If condition 4 were to apply to the Investment Funds’ investments in these situations, the effect of such a requirement would be to indirectly burden Coulter’s or the Coulter Entities’ clients with the requirements of condition 4. In addition, the relationship of an Investment Fund to a client of Coulter or a Coulter Entity that is not an affiliated person of Coulter, any Coulter Entity or the Investment Fund is fundamentally different from such Investment Fund’s relationship to Coulter, the Coulter Entities and their affiliated persons. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by Coulter, the Coulter Entities and their affiliated persons, whereas the same concerns are not present with respect to the Investment Funds vis-à-vis unaffiliated persons of Coulter or the Coulter Entities or the Investment Fund who are clients of Coulter or a Coulter Entity.

Applicants acknowledge that any transactions subject to Section 17(d) and Rule 17d-1 of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

Section 17(f)

Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2: (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of Coulter; (ii) for purposes of the Rule, (A) employees of Coulter or a Coulter Entity will be deemed employees of the Investment Funds, (B) the members of the Board will be deemed to be officers of such Investment Funds, and (C) the Board will be deemed to be the board of directors of such Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that most of the investments will be evidenced by partnership agreements or similar documents, rather than by negotiable certificates which could be misappropriated. Such instruments are most suitably kept in Coulter’s files, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2.

Section 17(g)

Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Investment Funds who are not “interested persons” of the respective Investment Funds (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Board, regardless of whether any of them is deemed to be an interested person of the Investment Funds. Each Manager will be an interested person of the Investment Funds. Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a Manager who is not an “interested person.”

The Investment Funds will comply with all other requirements of Rule 17g-1, except that the Investment Funds request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of Rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, that those disinterested directors select and nominate any other disinterested directors of the Investment Funds, and that any legal counsel for those disinterested directors be independent legal counsel. The Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Investment Funds. The Board will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and the Applicants agree that all such material will be subject to examination by the Commission and its staff. The Board will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company, the Investment Funds will not have public investors. Exempting the Investment Funds from these provisions does not diminish investor protections, as Eligible Investors will still receive the protections offered by the Investment Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the Investment Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1. In addition, the Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Investment Funds will not have boards of directors. The Board of an Investment Fund are the functional equivalent of the board of directors of an investment company. As stated above, the Board appoints the person responsible for maintaining, and have access to, all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the Board regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in Rule 17g-1(j)(3) are burdensome and unnecessary as applied to the Investment Funds. As discussed above, the Investment Funds will not have boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Investment Funds. Moreover, in light of the purpose of the Investment Funds and the community of interest among the Investment Funds, and between the Investment Funds and the Board, Applicants believe that little purpose would be served by this requirement, even if it were feasible. The Investment Funds will comply with all other requirements of Rule 17g-1. The fidelity bond of the Investment Funds will cover the Board and all employees of Coulter or any Coulter Entity who have access to the securities or funds of the Investment Funds.

Section 17(j)

Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder, that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-l(b), because they are burdensome and unnecessary as applied to an Investment Fund and because the exemption is consistent with the policy of the 1940 Act. Requiring the Investment Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive, and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Fund and the Board by virtue of their common economic interest in the Investment Fund and their common association with and interest in Coulter or a Coulter Entity. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

Sections 30(a), 30(b) and 30(e)

Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Exemptive relief is requested to the extent necessary to permit an Investment Fund to report annually to its Members in the manner described herein. Within 120 days after the close of each fiscal year of the Investment Fund, or as soon as practicable thereafter, the Board shall prepare or cause to be prepared and distribute to each Member an annual report which will include financial statements audited by an independent accounting firm. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of Investments held by the Investment Fund and make such file available for inspection by its Members. In addition, as soon as practicable after the end of each tax year, the Investment Fund will transmit to each Member a report indicating his or her share of the income or losses of the Investment Fund for federal income tax purposes for that year.

Section 30(h)

Applicants request exemption from Section 30(h) to the extent necessary to exempt the Board, any 10 percent shareholder and any other person who may be deemed to be an officer, director, member of an advisory board, or otherwise subject to Section 30(h), of an Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their ownership of Interests in the Investment Fund. There is no trading market for Interests, and transferability of Interests is severely restricted. In view of the foregoing, the purposes underlying Section 16 of the Exchange Act would not be served by requiring the filing of Forms 3, 4, and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations thereunder. Each Investment Fund will comply with Rule 38a-l(a), (c) and (d), except that (i) the Board of each Investment Fund will fulfill the responsibilities assigned to the Investment Fund’s board of directors under the Rule, (ii) because all Managers would be considered interested persons of the Investment Funds, approval by a majority in interest of the disinterested board members contemplated by Rule 38a-l will not be obtained, and (iii) because all Managers would be considered interested persons of the Investment Funds, the Investment Funds will comply with the requirement in Rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Board.

VI.      CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.                  Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the “Section 17 Transactions”) will be effected only if the Board determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund’s organizational documents and the Investment Fund’s reports to its Members.

In addition, the Board will record and preserve a description of such Section 17 Transactions, the findings of the Board, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.                  If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a Manager (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund’s determination of whether or not to effect the purchase or sale.

3.                  The Board will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4.                  The Board will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day’s notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-Investor” with respect to an Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) Coulter and any Coulter Entity; (c) a current or former senior executive officer or key administrative employee of Coulter or a Coulter Entity; (d) a company in which a Manager, Coulter or a Coulter Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company’s securities; or (e) an investment vehicle offered, sponsored, or managed by Coulter or an affiliated person of Coulter.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act; (d) when the investment is comprised of securities that are national market system (“NMS”) stocks, pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in Section 2(a)(16) of the 1940 Act.

5.                  An Investment Fund will send, within 180 days after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments, including financial statements for such Investment Fund audited by an independent accounting firm. The Board will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, as soon as practicable after the end of each tax year, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6.                  An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

VII.      REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken. Each Applicant states that the person signing and filing this Application on behalf of such Applicant has been fully authorized to do so and any amendments thereto as are deemed appropriate.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A-1 and Exhibit A-2. Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is 545 E. 5th Avenue, Columbus, Ohio 43201, and further state that all communications or questions concerning this Application should be directed to:

Scot C. Crow, Esq.
Dickinson Wright PLLC
180 E. Broad Street
Suite 3400
Columbus, Ohio 43215

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53 and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in the application.

COULTER VENTURES LLC

Dated:	July 13, 2022	By:	/s/ S. Kevin Payne
		Name:	S. Kevin Payne
		Title:	Chief Financial Officer

Dated:	July 13, 2022	REVOLUTION FUND LLC

		By:	/s/ S. Kevin Payne
		Name:	S. Kevin Payne
		Title:	Manager

EXHIBIT A-1

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of Coulter Ventures, LLC does hereby certify that this Application is signed by S. Kevin Payne, Chief Financial Officer of Coulter Ventures, LLC, pursuant to the authority vested in him in his capacity as such.

COULTER VENTURES LLC

By:	/s/ Kevin Mueller
Name:	Kevin Mueller
Title:	General Counsel

EXHIBIT A-2

Authorization

Officer’s Certificate

The undersigned, being a duly appointed manager of Revolution Fund LLC does hereby certify that this Application is signed by S. Kevin Payne, Manager of Revolution Fund LLC, pursuant to the authority vested in him in his capacity as such.

REVOLUTION FUND LLC

By:	/s/ Kevin Mueller
Name:	Kevin Mueller
Title:	Manager

EXHIBIT B-1

Verification for Coulter Ventures, LLC

The undersigned states that he has duly executed the foregoing Application, dated as of July 13, 2022, for and on behalf of Coulter Ventures, LLC; that he is the Chief Financial Officer of Coulter Ventures, LLC; and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

COULTER VENTURES LLC

By:	/s/ S. Kevin Payne
Name:	S. Kevin Payne
Title:	Chief Financial Officer

EXHIBIT B-2

Verification for Revolution Fund LLC

The undersigned states that he has duly executed the foregoing Application, dated as of July 13, 2022, for and on behalf of Revolution Fund LLC; that he is Manager of Revolution Fund LLC; and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

REVOLUTION FUND LLC

By:	/s/ S. Kevin Payne
Name:	S. Kevin Payne
Title:	Manager